LIGHTWAVE LOGIC, INC.
369 Inverness Parkway, Suite 350

Englewood, Colorado, 80112

July 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Charles Eastman

Re:	Lightwave Logic, Inc.
Request for Acceleration of Registration Statement on Form S-3
File No. 333-257670

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lightwave Logic, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-257670), filed with the U.S. Securities and Exchange Commission on July 2, 2021 to 4:00PM ET on July 9, 2021 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ James S. Marcelli
Name: James S. Marcelli Title: President and Chief Operating Officer